PBF ENERGY INC.

CLAWBACK POLICY

(Adopted and approved on October 31, 2023, and effective as of October 2, 2023)

I.    OVERVIEW

The Board of Directors (the “Board”) of PBF Energy Inc. (the “Company”) has adopted this Clawback Policy (this “Policy”), which provides for the recovery of Incentive-based Compensation (defined below) when that compensation is based on erroneously reported financial information, in the event an accounting restatement is required. This Policy is designed to comply with, and shall be interpreted in a manner consistent with, Section 10D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Rule 10D-1 promulgated under the Exchange Act (“Rule 10D-1”) and Section 303A.14 of the New York Stock Exchange Listed Company Manual (the “NYSE Rules”).

II.     DEFINITIONS

For purposes of this Policy, the following capitalized terms shall have the meanings set forth below.

(1)“Accounting Restatement” means an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements (a “Big R” restatement), or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (a “little r” restatement).

(2)“Clawback Eligible Incentive Compensation” means all Incentive-based Compensation Received by an Executive Officer (i) on or after the Effective Date that results from attainment of a Financial Reporting Measure based on or derived from financial information for any fiscal period ending on or after the Effective Date; (ii) after beginning service as an Executive Officer; (iii) who served as an Executive Officer at any time during the applicable performance period for that Incentive-based Compensation; (iv) while the Company has a class of securities listed on a national securities exchange or a national securities association; and (v) during the applicable Clawback Period.

(3)“Clawback Period” means, with respect to any Accounting Restatement, the three completed fiscal years of the Company immediately preceding the Restatement Date, and if the Company changes its fiscal year, any transition period between the last day of the Company’s previous fiscal year and the first day of the Company’s new fiscal year of less than nine months within or immediately following those three completed fiscal years. A transition period of nine to twelve months would be deemed a completed fiscal year.

(4)“Committee” means the Compensation Committee of the Company.

(5)“Executive Officer” means the Company’s president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice-president of the Company in charge of a principal business unit, division, or function (such as sales, administration, or finance), any other officer who performs a policy-making function, or any other person who performs similar policy-making functions for the Company. Executive Officers of the Company’s subsidiaries shall be deemed Executive Officers of the Company if they perform such policy making functions for the Company. For purposes of identifying Executive Officers, “policy-making” function is not intended to include policy-making functions that are not significant. Identification of an Executive Officer for purposes of this Policy shall include at a minimum executive officers identified pursuant to 17 C.F.R. Section 229.401(b).

(6)The “Effective Date” of this Policy is October 2, 2023.

(7)“Financial Reporting Measure” means a measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measure that is derived wholly or in part from such measure. Financial Reporting Measures include, but are not limited to, the following (and any measures that are derived wholly or in part from the following measures): Company stock price; total shareholder return (“TSR”); revenues; net income; operating income; profitability of one or more reportable segments; financial ratios (e.g., accounts receivable turnover and inventory turnover rates); earnings before interest, taxes, depreciation and amortization (“EBITDA”); funds from operations and adjusted funds from operations; liquidity measures (e.g., working capital, operating cash flow); return measures (e.g., return on invested capital, return on assets); earnings measures (e.g., earnings per share); sales per square foot or same store sales, where sales is subject to an Accounting Restatement; revenue per user, or average revenue per user, where revenue is subject to an Accounting Restatement; cost per employee, where cost is subject to an Accounting Restatement; any of such financial reporting measures relative to a peer group, where the Company’s financial reporting measure is subject to an Accounting Restatement; and tax basis income. A metric that is used to determine an amount of compensation need not be presented within the financial statements or included in a filing with the SEC in order to be considered a Financial Reporting Measure.

(8)“Incentive-based Compensation” means (x) any compensation that is granted, earned or vested based wholly or in part upon the attainment of a Financial Reporting Measure and (y) any other compensation as may be designated by resolution of the Board as being subject to the terms of the Policy.

(9)“NYSE” means the New York Stock Exchange.

(10)Incentive-based Compensation shall be deemed “Received” in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive-based Compensation award is attained, even if the payment or grant of the Incentive-based Compensation to the Executive Officer occurs after the end of that period.

(11)“Restatement Date” means the earlier to occur of (i) the date the Board, a committee of the Board or the officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement; or (ii) the date a court, regulator or other legally authorized body directs the Company to prepare an Accounting Restatement.

(12)“SEC” means the Securities and Exchange Commission.

III.    AMOUNT SUBJECT TO RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION

(1)The amount of “Erroneously Awarded Compensation” with respect to each Executive Officer in connection with an Accounting Restatement is, as determined by the Committee, the amount of Clawback Eligible Incentive Compensation that exceeds the amount of Incentive-based Compensation that otherwise would have been Received had it been determined based on the Accounting Restatement.

Erroneously Awarded Compensation shall be computed by the Committee without regard to any taxes paid by the Executive Officer in respect of the Erroneously Awarded Compensation.

(2)For Incentive-based Compensation based on (or derived from) the Company’s stock price or TSR, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in the applicable Accounting Restatement:

(i)The amount to be repaid or returned shall be determined by the Committee based on a reasonable estimate of the effect of the Accounting Restatement on the Company’s stock price or TSR upon which the Incentive-based Compensation was Received; and

(ii)The Company shall maintain documentation of the determination of such reasonable estimate and provide the relevant documentation to the NYSE.

(3)     With respect to any compensation plans or programs that take into account Incentive-based Compensation, the amount of Erroneously Awarded Compensation subject to recovery hereunder includes, but is not limited to, the amount contributed to any notional account based on Erroneously Awarded Compensation and any earnings accrued to date on that notional amount.

IV.     METHOD OF RECOUPMENT

(1)In the event that the Company is required to prepare an Accounting Restatement, the Company will reasonably promptly recover the Erroneously Awarded Compensation Received in accordance with NYSE Rules and Rule 10D-1 as follows:

(i)After an Accounting Restatement, the Committee shall determine the amount of any Erroneously Awarded Compensation Received by each Executive Officer and shall promptly notify each Executive Officer with a written notice containing the amount of any Erroneously Awarded Compensation and a demand for repayment or return of such compensation, as applicable.

(ii)The Committee shall have discretion to determine the appropriate means of recovering Erroneously Awarded Compensation based on the particular facts and circumstances. Notwithstanding the foregoing, except as set forth in Section IV(2) below, in no event may the Company accept an amount that is less than the amount of Erroneously Awarded Compensation in satisfaction of an Executive Officer’s obligations hereunder.

(iii)To the extent that an Executive Officer fails to repay all Erroneously Awarded Compensation to the Company when due, the Company shall take all actions reasonable and appropriate to recover such Erroneously Awarded Compensation from the applicable Executive Officer. The applicable Executive Officer shall be required to reimburse the Company for any and all expenses reasonably incurred (including legal and arbitration fees) by the Company in recovering such Erroneously Awarded Compensation in accordance with the immediately preceding sentence.

(iv)Subject to compliance with any applicable law, in addition to any other actions permitted by law or contract, the Committee may take any or all of the following actions to recover any Erroneously Awarded Compensation and any other award or amount subject to recovery under this Policy: (a) require the individual to repay such amount in cash or shares; (b) offset such amount from any other compensation owed by the Company or any of its affiliates to the individual, regardless of whether the contract or other documentation governing such other compensation specifically permits or specifically prohibits such offsets; (c) forfeit or cancel any outstanding equity award held by the individual; (d) rescind shares of Company stock issued under any award; and (e) to the extent the Erroneously Awarded Compensation or other compensation subject to recovery under this Policy was deferred into a plan of deferred compensation, whether or not qualified, forfeit such amount (as well as the earnings on such amounts) from the individual’s balance in such plan, regardless of whether the plan specifically permits or specifically prohibits such forfeiture.

(2)Notwithstanding anything herein to the contrary, the Company shall not be required to take the actions contemplated by clauses (iii) and (iv) of Section IV(1) above if the Committee determines that (a) recovery would be impracticable and (b) any of the following three conditions are met:

(i)The Committee has determined that the direct expenses paid to a third party to assist in enforcing the Policy would exceed the amount to be recovered. Before making this determination, the Company must make a reasonable attempt to recover the Erroneously Awarded Compensation, document such attempt(s) and provide such documentation to NYSE;

(ii)Recovery would violate home country law where that law was adopted prior to November 28, 2022. Before concluding that it would be impracticable to recover any amount of erroneously awarded compensation based on violation of home country law, the Company must obtain an opinion of home country counsel, acceptable to the NYSE, that recovery would result in such a violation, and must provide such opinion to the NYSE; or

(iii)Recovery would likely cause a plan that is intended to be tax-qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”) to fail to meet the requirements of Section 401(a)(13) or Section 411(a) of the Code or any regulations thereunder.

V.    ADMINISTRATION AND INTERPRETATION

This Policy shall be administered by the Committee, and any determinations made by the Committee shall be final and binding on all affected individuals. The Committee is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Policy and for the Company’s compliance with NYSE Rules, Section 10D of the Exchange Act, Rule 10D-1 and any other applicable law, regulation, rule or interpretation of the SEC or NYSE promulgated or issued in connection therewith.

In the administration of this Policy, the Committee is authorized and directed to consult with the full Board or such other committees of the Board, such as the Audit Committee, as may be necessary or appropriate as to matters within the scope of such other committee’s responsibility and authority. Subject to any limitation of applicable law, the Committee may authorize and empower any officer or employee of the Company (or any of its subsidiaries) to take any and all actions necessary or appropriate to carry out the purpose and intent of this Policy (other than with respect to any recovery under this Policy involving such officer or employee). For avoidance of doubt, the Committee may not authorize or empower any officer or employee of the Company to make any determination that recovery would be impracticable as described in Section IV(2) hereof.

VI.    NO INDEMNIFICATION OF EXECUTIVE OFFICERS

Notwithstanding anything to the contrary in any indemnification or insurance policy or any contractual arrangement with any Executive Officer, the Company shall not insure or indemnify any Executive Officer against (i) the loss of any Erroneously Awarded Compensation that is repaid, returned or recovered pursuant to the terms of this Policy, or (ii) any claims relating to the Company’s enforcement of its rights under this Policy, including paying or reimbursing for the cost of third-party insurance purchased by any Executive Officer to fund potential clawback obligations under this Policy. Further, the Company shall not enter into any agreement that exempts any Incentive-based Compensation that is granted, paid or awarded to an Executive Officer from the application of this Policy or that waives the Company’s right to recovery of any Erroneously Awarded Compensation, and this Policy shall supersede any such agreement (whether entered into before, on or after the Effective Date of this Policy).

VII.     COMMITTEE INDEMNIFICATION

Any members of the Committee, and any other members of the Board who assist in the administration of this Policy, shall not be personally liable for any action, determination or interpretation made with respect to this Policy and shall be fully indemnified by the Company to the fullest extent under applicable law and Company policy with respect to any such action, determination or interpretation. The foregoing sentence shall not limit any other rights to indemnification of the members of the Board under applicable law or Company policy.

VIII.     DISCLOSURE REQUIREMENTS

The Company shall file all disclosures with respect to this Policy required by applicable SEC filings and rules. A copy of this Policy and any amendments hereto shall be filed as an exhibit to the Company’s annual report on Form 10-K.

IX.     AMENDMENT; TERMINATION

The Board may amend, modify, supplement, rescind or replace all or any portion of this Policy at any time and from time to time in its discretion, to the extent in compliance with, or to comply with, applicable law, rules or exchange listing standards.

X.     OTHER RECOUPMENT RIGHTS; COMPANY CLAIMS

The Board intends that this Policy shall be applied to the fullest extent of the law. Any employment agreement, equity award agreement, compensatory plan or any other agreement or arrangement with an Executive Officer shall be deemed to include, as a condition to the grant of any benefit thereunder, an agreement by the Executive Officer to abide by the terms of this Policy. Each Executive Officer will be required to sign an Attestation and Acknowledgement of Clawback Policy in a form attached hereto as Exhibit A as a condition to receiving grants or awards of Incentive-based Compensation on or after the Effective Date. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company under applicable law or pursuant to the terms of any similar policy in any employment agreement, equity award agreement, or similar agreement and any other legal remedies available to the Company.

Nothing contained in this Policy, and no recoupment or recovery as contemplated by this Policy, shall limit any claims, damages or other legal remedies the Company or any of its affiliates may have against an Executive Officer arising out of or resulting from any actions or omissions by the Executive Officer.

XI.     SUCCESSORS

This Policy shall be binding and enforceable against all Executive Officers and their beneficiaries, heirs, executors, administrators or other legal representatives.

Exhibit A

Acknowledgement and Agreement to Applicability of

PBF Energy Inc. Clawback Policy

I, the undersigned, acknowledge and agree that I have received and reviewed a copy of the Clawback Policy of PBF Energy Inc. (the “Company”) (as may be amended, restated, supplemented or otherwise modified from time to time, the “Policy”) and that I am fully bound by, and subject to, all of the terms and conditions of the Policy. In the event of any inconsistency between the Policy and the terms of any existing agreement to which I am a party with the Company or its affiliates (including but not limited to an employment agreement, outstanding equity awards under the Company’s equity incentive plans, the terms of any incentive compensation plan, program or agreement under which any compensation has been or will be granted, awarded, earned or paid, collectively, “Compensation Agreements”), the terms of the Policy shall govern and shall supersede any terms of the Compensation Agreements that conflict with the Policy. I further agree that, to the extent that a Compensation Agreement must be altered, modified or amended by written instrument signed by the parties thereto, this acknowledgement and agreement (this “Agreement”), once countersigned as required by the other party to such agreement, shall satisfy such requirements and that any action taken by the Company or any of its affiliates to fulfill the intent of the Policy shall not be deemed a breach of any Compensation Agreement. Both during and after my employment with the Company, in the event it is determined by the Compensation Committee that any amounts granted, awarded, earned or paid to me must be forfeited or reimbursed to the Company in order to comply with the Policy, I will promptly take any action necessary to effectuate such forfeiture and/or reimbursement.

By: ________________________________	Date: ________________________________
Name: Title: